UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 3, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON RESOLUTIONS OF

THE SUPERVISORY COMMITTEE

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the requirements under the articles of association (the “Articles”) of China Eastern Airlines Corporation Limited (the “Company”) and rules of meeting of the supervisory committee (《監事會議事規則》) and as convened by Mr. Xi Sheng, supervisor of the Company, the second meeting (the “Meeting”) of the seventh session of the supervisory committee of the Company (the “Supervisory Committee”) was held on 30 August 2013 in Shanghai.

Mr. Xi Sheng, Mr. Ba Shengji, Mr. Yan Taisheng and Mr. Feng Jinxiong, the supervisors of the Company (the “Supervisors”), were present at the Meeting. Mr. Yu Faming, the chairman of the Supervisory Committee, authorised Mr. Xi Sheng to chair and vote on behalf of him at the Meeting.

The Supervisors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The Supervisors present at the Meeting satisfied the quorum requirement under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Xi Sheng. The Supervisors present at the Meeting discussed and passed the following resolutions:

1.	Considered that the 2013 interim financial statements of the Company truly reflected the financial position and operating results of the Company for the reporting period and was objective and fair.

2.	Agreed to the 2013 interim report of the Company as considered and approved by the board of directors of the Company (the “Board”).

3.	Agreed to the proposal of continuing connected transactions of the Company as considered and approved by the Board.

Pursuant to the requirement of section 68 of the Securities Act of the PRC, the Supervisory Committee reviewed the full text of the 2013 interim report of the Company and its summary, and expressed the following opinions:

1.	The preparation and review process of the 2013 interim report of the Company are in compliance with laws and regulations, the Articles and all relevant regulations of the internal management system of the Company;

2.	The form and substance of the 2013 interim report of the Company are in compliance with all provisions stipulated by the China Securities Regulatory Commission and the Shanghai Stock Exchange, and the information contained thereunder truly reflects the financial position and operational management etc. of the Company in all respects for the reporting period;

3.	Before the issue of this opinion by the Supervisory Committee, no breach of confidentiality by any person involved in the preparation and review of the 2013 interim report was discovered.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

As at the date of this announcement, the directors of the Company are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)

Shanghai, the People’s Republic of China

30 August 2013

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